                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                TRANSCONTINENTAL REALTY INVESTORS, INC. (Issuer)
                            (Name of Subject Company)

            TRANSCONTINENTAL REALTY ACQUISITION CORPORATION (Offeror)
                             (Name of Filing Person)

                    AMERICAN REALTY INVESTORS, INC. (Offeror)
                             (Name of Filing Person)

                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)

                                   893617-20-9
                      (CUSIP Number of Class of Securities)

                                ROBERT A. WALDMAN
                        1800 VALLEY VIEW LANE, SUITE 300
                               DALLAS, TEXAS 75234
                                 (469) 522-4200
                              (469) 522-4360 (FAX)

          -------------------------------------------------------------
                                 With copies to:
          -------------------------------------------------------------

   STEVEN C. METZGER, ESQ.                             JEFFREY M. SONE, ESQ.
PRAGER METZGER & KROEMER, PLLC                         JACKSON WALKER L.L.P.
 2626 COLE AVENUE, SUITE 900                        901 MAIN STREET, SUITE 6000
     DALLAS, TEXAS 75204                                DALLAS, TEXAS 75202
        (214) 969-7600                                    (214) 953-6000
     (214) 523-3838 (FAX)                               (214) 953-5822(FAX)
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                            Calculation of Filing Fee

================================================================================
       Transaction valuation*                          Amount of filing fee
================================================================================
           $71,370,128.00                                  $6,567.00**
================================================================================

         * For purposes of calculating the fee only. This amount assumes the purchase of 4,078,293 shares of Transcontinental Realty Investors, Inc. for $17.50 per share. The amount of the filing fee, calculated in accordance with
Section 14(g)(1)(B)(3) and Rule 0-11.

         ** Filing fee was paid with the Schedule TO filed November 15, 2002.

[ ]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       Filing Party:
Form or Registration No.:                     Date Filed:

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [X]      going private transaction subject to Rule 13e-3

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                        RULE 14D-1 TENDER OFFER STATEMENT

         Introduction

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 15, 2002, as amended (the "Schedule TO") by American Realty Investors, Inc. ("ARL") and Transcontinental Realty Acquisition Corporation, a wholly-owned subsidiary of ARL ("TCI Acquisition Sub"). This Schedule TO includes the Schedule 13E-3 Transaction Statement of ARL and TCI Acquisition Sub.

         This Tender Offer Statement relates to the offer by TCI Acquisition Sub to purchase any and all of the issued and outstanding shares of common stock of Transcontinental Realty Investors, Inc., ("TCI") for $17.50 net per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 and filed as Exhibit (a)(1) to the Schedule TO. The information set forth in the Offer to Purchase and the Letter of Transmittal (filed as Exhibit (a)(2) to the Schedule TO), including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Tender Offer Statement on Schedule TO and all items of information required to be included in, or covered by, the Schedule 13E-3 Transaction Statement. The responses to each item in this Tender Offer Statement are qualified in their entirety by the information contained in the Offer to Purchase and the exhibits, as amended, hereto.

ITEM 1.  SUMMARY TERM SHEET.

         Item 1 of the Schedule TO is hereby amended as follows:

         TCI Acquisition Sub is extending the expiration date of its offer to purchase any and all of the issued and outstanding shares of common stock of TCI. The expiration date for the tender offer was 12:00 Midnight New York City time December 20, 2002. As extended, the tender offer will now expire at 12:00 Midnight New York City time, on January 14, 2003. TCI stockholders have until the newly-extended expiration date to decide whether to tender their TCI shares in the offer. As of 3:00 p.m. New York City time on Friday, December 20, 2002, approximately 1.15 million shares of Transcontinental Realty Investors common stock, or approximately 14.3% of the outstanding shares, had been tendered and not withdrawn pursuant to the tender offer.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended as follows:

         See Item 1 of this Tender Offer Statement.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended as follows:

         Exhibit Number                              Description
             (a)(1)             Offer to Purchase, dated November 15, 2002(1)
             (a)(2)             Letter of Transmittal, dated November 15, 2002(1)

             (a)(3)             Notice of Guaranteed Delivery(1)
             (a)(4)             Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                                other Nominees, dated November 15, 2002(1)
             (a)(5)             Form of Letter to Clients for Use by Brokers, Dealers, Commercial
                                Banks, Trust Companies and other Nominees(1)
             (a)(6)             Guidelines for Certification of Taxpayer Identification Number on
                                Substitute Form W-9(1)
             (a)(7)             Summary Advertisement, dated November 15,2002(1)
             (a)(8)             Press Release issued by American Realty Advisors on November 8,
                                2002(2)
             (a)(9)             Press Release issued by American Realty Investors, Inc. on November
                                21, 2002(3)
            (a)(10)             Press Release issued by American Realty Investors, Inc. on December
                                13, 2002(8)
            (a)(11)             Press Release issued by American Realty Investors, Inc. on December
                                20, 2002.(4)
              (b)               Not applicable
              (c)               Not Applicable
              (d)               Not Applicable
              (f)               Not Applicable
              (g)               Not Applicable
              (h)               Not Applicable
              99.1              ARL/IORI/TCI Merger: Board Presentation -- Executive Summary,
                                January 31, 2002, prepared by Houlihan Lokey Howard & Zukin(5)
              99.2              ARL/IORI/TCI Merger: Exhibits to Board Presentation, January 2002,
                                prepared by Houlihan Lokey Howard & Zukin(5)
              99.3              Discounted Cash Flow Analysis - Detail prepared by Houlihan Lokey
                                Howard & Zukin(5)
              99.4              Opinion of Houlihan Lokey Howard & Zukin (TCI)(6)
              99.5              Opinion of Houlihan Lokey Howard & Zukin (Income Opportunity Realty
                                Investors, Inc.)(7)

-----------

         (1) Previously filed as an exhibit to the Schedule TO on November 15, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

         (2) Previously filed as an exhibit to the Schedule TO-C on November 8, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

         (3) Previously filed as an exhibit to the Schedule TO Amendment No. 1 on November 22, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

         (4) Filed herewith.

         (5) Previously filed as an exhibit to the Schedule 13E-3 Amendment No. 1 filed by American Realty Investors, Inc. on August 30, 2002 and is incorporated herein by reference.

         (6) Previously filed on August 30, 2002 as Appendix E to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.

         (7) Previously filed on August 30, 2002 as Appendix F to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.

         (8) Previously filed as an exhibit to the Schedule TO Amendment No. 3 on December 16, 2002 and is incorporated herein by reference.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 1. Summary Term Sheet is hereby amended as follows:

                 See Item 1 of this Tender Offer Statement.

         Items 4. Terms of the Transaction is hereby amended as follows:

                 See Item 1 of this Tender Offer Statement.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information is set forth in this statement is true, complete and correct.

                                         AMERICAN REALTY INVESTORS, INC.

Date:  December 20, 2002                 By: /s/ RONALD E. KIMBROUGH
       -----------------                     ------------------------------
                                         Printed Name: Ronald E. Kimbrough
                                         Title: Executive Vice President and
                                                 Chief Financial Officer

                                         TRANSCONTINENTAL REALTY
                                           ACQUISITION CORPORATION

Date:  December 20, 2002                 By: /s/ RONALD E. KIMBROUGH
       -----------------                     ------------------------------
                                         Printed Name: Ronald E. Kimbrough
                                         Title: Director and President